Exhibit 1

KOOR INDUSTRIES ANNOUNCES SUCCESSFUL COMPLETION OF PUBLIC DEBENTURE OFFERING IN ISRAEL

* RAISED NIS 600 MILLION (APPROX. $135 M) THROUGH DEBENTURE OFFERING IN ISRAEL

* DEBENTURES TO BE LISTED ON THE TEL AVIV STOCK EXCHANGE (TASE)

Tel Aviv, Israel – August 17, 2006 – Koor Industries Ltd. (NYSE: KOR) (“Koor”, “Company”) a leading Israeli holding company announced today that pursuant to the Company’s prospectus published in Israel dated August 13, 2006, the company has successfully completed a public offering of debentures in Israel.

As part of the debenture offering Koor raised a total of NIS 600 million (approx. $135 million). The interest on the debentures, determined by means of tender was 5.1% linked to the Israeli Consumer Price Index (“CPI”).

The issue of the debentures will be completed on Sunday, August 20th 2006.

The debentures were rated A+ by Maalot - The Israel Securities Rating Company Ltd. (“Maalot”), a Standard & Poor's affiliation. For further information on Maalot’s rating considerations please refer to the Prospectus, published in Israel, and relevant sections on the Prospectus, filed with the SEC on August 14, 2006.

The Israeli Securities Authority and the Tel Aviv Stock Exchange approved the listing of the debentures for trading on the Tel Aviv Stock Exchange.

The debentures to be offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

ABOUT KOOR INDUSTRIES

Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in start-ups through Koor Corporate Venture Capital. Koor’s ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor’s Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ran Maidan – Senior Vice President and CFO, Koor Industries Ltd. – +9723 9008 310

Or Fiona Darmon – Vice President, Investor Relations, Koor Industries Ltd. – +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company’s SEC filings.